(212) 474-1876

December 19, 2008

Mentor Corporation
Schedule TO-T filed December 12, 2008
Schedule TO-T/A filed December 17, 2008
Filed by Maple Merger Sub, Inc. and Johnson & Johnson
SEC File No. 005-35178

Dear Ms. Kim:

On behalf of Johnson & Johnson (“J&J”) and Maple Merger Sub, Inc. (“Merger Sub”), this letter responds to your letter dated December 17, 2008 (the “Comment Letter”), providing comments to the Schedule TO-T filed with the Securities and Exchange Commission (the “Commission”) by J&J and Merger Sub on December 12, 2008 and the Schedule TO-T/A filed with the Commission by J&J and Merger Sub on December 17, 2008 (as amended, the “Schedule TO”).  For your convenience, each comment from the Comment Letter has been reproduced below, followed by J&J’s and Merger Sub’s response to such comment.  Capitalized terms defined in the Schedule TO and used in the following responses without definition have the meanings specified in the Schedule TO.

Schedule TO-T

General

1.
We note that Johnson & Johnson has signed the Schedule TO and is listed as a filing person.  Please revise the cover of the Schedule TO to clarify that Johnson & Johnson is a co-bidder and not merely the parent of Maple Merger Sub.  Refer to Section II.D.2. of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

J&J and Merger Sub acknowledge the Staff’s comment and have revised the cover of their Schedule TO filing in accordance therewith.

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Offer to Purchase

Terms of the Offer, page 2

2.
We note that the offer is conditioned on the tender of a majority of the total number of outstanding shares.  Please note that if you waive the minimum condition, which in our view is a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose the change.  Please confirm your understanding.

As disclosed in the Schedule TO, the Merger Agreement provides that the Purchaser cannot change, waive or modify the Minimum Tender Condition without the consent of Seller.  Neither J&J nor Merger Sub anticipate waiving the Minimum Tender Condition.  However, while J&J and Merger Sub do not agree or disagree with the Staff’s view that the Minimum Tender Condition is a material offer condition, J&J and Merger Sub will confirm that, in this transaction, in the event they waive the Minimum Tender Condition, at least five business days will remain in the Offer and the Schedule TO will be amended to disclose the waiver and any related change in the Expiration Date of the Offer.

Determination of Validity, page 7

3.
Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding.  Please disclose, here and throughout your document, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

J&J and Merger Sub acknowledge the Staff’s comment and have revised the disclosure by deleting from page 7 of the Offer to Purchase the sentence “The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding”.  In addition, in acknowledgment of the Staff’s comment, J&J and Merger Sub have revised their disclosure on pages 3, 7 and 8 of the Offer to Purchase to clarify that the Purchaser’s determination as to any questions relating to the validity, form, eligibility and acceptance for payment of any tender of Shares will be subject to any Offer participant disputing the Purchaser’s determination in a court of competent jurisdiction.

[Certain Information Concerning Parent and the Purchaser], page 10

4.	Please revise to omit the disclaimer language that you take no responsibility for the accuracy or completeness of information contained in the Offer to Purchase with respect to Seller.

J&J and Merger Sub acknowledge the Staff’s comment, and have revised their disclosure to delete the third paragraph under the caption “Certain Information Concerning Seller” in the Offer to Purchase and, in lieu thereof, have added the following sentence to the end of the second paragraph under that caption:

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“Although the Purchaser has no knowledge that any information included in the periodic reports, proxy statements and other information filed by Seller with the SEC is untrue, the Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by Seller to disclose any events which may have occurred or may affect the significance or accuracy of any such information.”

Conditions to the Offer, page 27

5.
All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer.  We note that the language in the second-to-last paragraph to this section indicates that the tender offer conditions may be asserted or waived “at any time and from time to time.” Please revise.

J&J and Merger Sub have reviewed carefully the rules and regulations of the Commission relating to the satisfaction of conditions to tender offers, the expiration of tender offers and the acceptance for payment of shares tendered pursuant to tender offers and the Commission’s published interpretations of those rules and regulations, as well as the court decisions interpreting those rules and regulations, including the Second Circuit’s opinion in MacFadden Holdings, Inc. v. JB Acquisition Corp., 802 F.2d 62 (2d Cir. 1986) (the Blair case).  Under Rule 14e-1(c), the Purchaser is required to pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.  As is disclosed in the Schedule TO, the Purchaser will comply with this Rule.  Under Rule 14e-1(d), the Purchaser may not extend the Offer without issuing a notice of extension by press release or other public announcement not later than the earlier of 9:00 a.m., eastern time, on the next business day after the scheduled expiration date of the Offer and the first opening of the New York Stock Exchange on the next business day after the scheduled expiration date of the Offer.  As is disclosed in the Schedule TO, the Purchaser will comply with this Rule if it extends the Offer.

J&J and the Purchaser believe that the Schedule TO and the Offer comply fully with the letter and spirit of all the rules and regulations of the Commission relating to the satisfaction of conditions to tender offers, the expiration of tender offers and the acceptance for payment of shares tendered pursuant to tender offers and the Commission’s published interpretations of those rules and regulations, as well as the court decisions interpreting those rules and regulations.  In addition, the language identified in the Staff’s comment and set forth in the second-to-last paragraph of the Offer to Purchase under the caption “Certain Conditions of the Offer” is identical to the corresponding language in the Merger Agreement and resulted from an arms’-length negotiation between J&J and Seller.  Accordingly, J&J and Merger Sub believe that it is appropriate to disclose this information to holders of Shares, as it reflects the terms of the Merger Agreement, and believe that to disclose otherwise would be misleading to such holders.

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Miscellaneous, page 31

6.
We note that you state that the offer “is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.”  Please note that the all-holders provision in Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement in your parenthetical that tenders from security holders in certain foreign jurisdictions will not be accepted should be revised.  Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957.  To the extent you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response.  Otherwise, please revise to ensure compliance with Rule 14d-10.

J&J and Merger Sub acknowledge the Staff’s comment and have revised the disclosure by deleting the parenthetical “(nor will tenders be accepted from or on behalf of)” from page 31 of the Offer to Purchase.

_______________

For your convenience, we have enclosed a copy of the Schedule TO as amended.

As requested by the Staff in the closing comments of the Comment Letter, attached hereto as Annex A is a written acknowledgement from J&J and Merger Sub.

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If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

Sincerely,

/s/ Damien R. Zoubek

Damien R. Zoubek

Ms. Peggy Kim
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-3628

Copy to:

Allen Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ  08933

FAX and FEDERAL EXPRESS

Annex A

Each of the undersigned hereby acknowledges that in connection with each Schedule TO-C filed December 2, 2008, the Schedule TO-T filed December 12, 2008 and the Schedule TO-T/A filed December 17, 2008 (File No. 005-35178):

●	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

●	Comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

JOHNSON & JOHNSON

by	/s/ Allen Y. Kim
Name: Allen Y. Kim
Title: Attorney-in-Fact

MAPLE MERGER SUB, INC.

by	/s/ Susan E. Morano
Name: Susan E. Morano
Title: Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MENTOR CORPORATION
(Name of Subject Company (Issuer))

MAPLE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

587188103
(CUSIP Number of Class of Securities)

Allen Y. Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$1,256,184,542		$49,368.06

(1) Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 40,522,082 shares of Mentor Corporation common stock (representing the shares of common stock outstanding, in-the-money options, shares of common stock issuable upon the exercise of outstanding performance stock unit awards and shares of common stock issuable upon conversion of Mentor Corporation’s outstanding 2.75% Convertible Subordinated Notes, due 2024, in each case outstanding as of November 28, 2008 and the shares of common stock subject to outstanding rights under the employee stock purchase plan of Mentor Corporation as of December 1, 2008), by $31.00 per share (which is the offer price).
(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $49,368.06	Filing Party: Johnson & Johnson and Maple Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: December 12, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2008, as amended, (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (“Seller”), at a purchase price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 4.  Terms of the Transaction.

The fourth paragraph under Section 1—“Terms of the Offer” of the Offer to Purchase is hereby amended by restating the final sentence thereof as follows:

“All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to such parties disputing such determination in a court of competent jurisdiction.”

The penultimate paragraph under Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase is hereby amended by deleting the final sentence thereof and restating the first sentence thereof as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to such parties disputing such determination in a court of competent jurisdiction.”

The final paragraph under Section 4—“Withdrawal Rights” of the Offer to Purchase is hereby amended by restating the first sentence thereof as follows:

“All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding, subject to the dispute of such determination in a court of competent jurisdiction.”

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On December 15, 2008, the Police and Fire Retirement System of the City of Detroit, alleging itself to be a shareholder of Seller, filed a purported shareholder class action complaint in the Santa Barbara County Superior Court of the State of California, captioned Police and Fire Retirement System of the City of Detroit v. Mentor Corporation et al., Case No. 1304489, in connection with the Offer and Merger.  The complaint names as defendants Seller, the members of the Seller Board, certain Seller officers, Parent, Ethicon and Does 1-25.  The suit alleges that the members of the Seller Board and certain officers of Seller breached their fiduciary duties to Seller’s shareholders in connection with the sale of Seller, and that Seller, Parent and Ethicon aided and abetted the purported breaches of fiduciary duties.  The suit seeks various equitable relief related to the Offer and the Merger and also seeks the costs of the action, including reasonable allowances for attorneys’ fees and experts’ fees.  Parent believes the allegations against Parent and Ethicon are without merit, and Parent intends to defend vigorously the action.

On December 17, 2008, Cinotto v. Mentor Corporation et al., Case No. 1304357, and Steamfitters Local 449 Pension Fund v. Mentor Corporation et al., Case No. 1304364, were consolidated for all purposes as In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357, in Santa Barbara County Superior Court."

The second and third paragraphs under Section 7—“Certain Information Concerning Seller” of the Offer to Purchase are hereby amended by deleting the third paragraph in its entirety and adding to the end of the second paragraph the following:

“Although the Purchaser has no knowledge that any information included in the periodic reports, proxy statements and other information filed by Seller with the SEC is untrue, the Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by Seller to disclose any events which may have occurred or may affect the significance or accuracy of any such information.”

The first paragraph under Section 18—“Miscellaneous” of the Offer to Purchase is hereby amended by deleting the parenthetical “(nor will tenders be accepted from or on behalf of)” from the first sentence thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAPLE MERGER SUB, INC.

By	/s/ Richard D. Gooding

	Name:	Richard D. Gooding

	Title:	Vice President

	Date:	December 19, 2008

JOHNSON & JOHNSON

By	/s/ Allen Y. Kim

	Name:	Allen Y. Kim

	Title:	Attorney-in-Fact

	Date:	December 19, 2008